EXHIBIT 3.1

Exhibit A

FORM OF WORTHY II BOND

$[●]	Dated: [̜●]

FOR VALUE RECEIVED, the undersigned, Worthy Peer Capital II, Inc., a Florida corporation, (the “Maker”), PROMISES TO PAY to the order of [●] (together with its successors and assigns, the “Payee”) the principal sum of [●] ($[●]), together with interest at the rate specified below. This Worthy II Bond (the “Bond”) is being issued pursuant to the terms of the Worthy II Bond Investor Agreement of even date herewith by and between the Maker and the Payee.

1. Principal and Term. The term of this Bond shall be three (3) years from the date first written above. The Outstanding Principal Balance (as defined herein) shall be due and payable in full on [●] (the “Maturity Date”), subject to the provisions of Section 2(c) hereof. On or prior to the Maturity Date, and upon election by the Payee on Payee’s account on the Maker’s website at www.worthybonds.com (“Payee’s Account”), the Payee may extend the Maturity Date of this Bond for up to two (2) additional three (3) year terms. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Bond that remains unpaid.

2. Interest.

(a) Calculation; Payment of Interest. Simple interest shall accrue on the Outstanding Principal Balance at the fixed interest rate of 5% per annum from the date that the purchase funds have cleared. Interest shall be computed on the basis of a year consisting of 360 days, with interest credited daily to Payee’s Account consisting of the same daily amount regardless of the actual number of days in such month. Such calculations shall be made in the Maker’s sole discretion. Upon credit of the interest to Payee’s Account, the interest shall be deemed paid in full.

(b) Payment of Outstanding Principal Balance. Payments of the Outstanding Principal Balance will be credited by Maker to Payee’s Account on or prior to the Maturity Date, subject to the provisions of Section 2(c) hereof. Upon credit of the Outstanding Principal Balance to the Payee’s Account, the Outstanding Principal Balance shall be deemed paid in full.

(c) Prepayment by Maker; Repurchase at Payee’s Option.

(i) Prepayment by Maker. Prior to the Maturity Date, the Bond shall be prepayable at any time by the Maker upon five (5) days’ notice to Payee at par value plus any accrued but unpaid interest up to but not including the date of prepayment (the “Prepayment Date”). Interest shall cease accruing on the Bond on the Prepayment Date. The Outstanding Principal Balance together with interest through the Prepayment Date shall be credited to the Payee’s Account within five (5) Business Days following the Prepayment Date, upon which all amounts due under this Bond shall be deemed paid in full. “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Florida are authorized or required by law or other governmental action to close.

(ii) Repurchase at Payee’s Option. Prior to the Maturity Date, the Payee shall have the right to cause the Maker to repurchase the Bond at any time upon five (5) days’ notice to Maker at the repurchase amount of par value plus any accrued but unpaid interest up to but not including the date of repurchase (the “Repurchase Date”), subject to the limitations set forth under Section 5(c) of the Worthy II Bond Investor Agreement. Interest shall cease accruing on the Bond on the Repurchase Date. The Outstanding Principal Balance together with interest through the Repurchase Date shall be credited to the Payee’s Account within five (5) business days following the Repurchase Date, upon which all amounts due under this Bond shall be deemed paid in full. The Payee’s right to exercise this repurchase option is limited pursuant to the terms of the Worthy II Bond Investor Agreement.

3. Unsecured. This Bond is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of Maker of any type, and is a general obligation of the Maker.

4. Events of Default. If any one of the following events shall occur and be continuing (each, an “Event of Default”): (i) the Maker shall fail to pay as and when due in accordance with the terms hereof any Outstanding Principal Balance or accrued but unpaid interest on this Bond, and such failure shall continue for five (5) business days after the Maker has received notice thereof from the Payee; or (ii) the Maker shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Payee may, by notice to the Maker, declare the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Bond and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker.

5. Binding Effect; Assignment. This Bond shall be binding upon the Maker and its successors and inure to the benefit of the Payee and its successors and assigns. The obligations of the Maker under this Bond may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6. Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder falls on a Saturday, a Sunday or any other day on which commercial banks in New York City are authorized or required to close under applicable law, such payment shall be payable on the next succeeding business day, with interest accruing thereon until the date of payment thereof.

(b) If Maker shall fail to pay any amount payable hereunder on the due date therefor, Maker shall pay all costs of collection, including, but not limited to, attorney’s fees and expenses, incurred by Payee on account of such collection.

(c) The Maker waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment). The Maker shall pay the Payee all sums which are payable pursuant to the terms of this Bond without setoff, recoupment or deduction of any kind or for any reason whatsoever.

(d) No delay on the part of the Payee in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Payee be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Bond shall be effective unless in writing, duly signed by the party to be charged. This Bond shall not be modified except by a writing signed by both the Maker and the Payee.

(e) This Bond shall be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the Maker has caused this Bond to be duly executed as of the date first above written.

Worthy Peer Capital II, Inc.

By:
Name:
Title: